FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of September, 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, British Columbia

V7A 4V4

Attachments:

1.

News Release dated September 22, 2006

2.

Material Change Report dated September 22, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  September 22, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Distribution in Specie of Chai-Na-Ta Corp. common shares held by its Major Investor

RICHMOND, BRITISH COLUMBIA – September 22, 2006 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), advises that its major investor, Road King Infrastructure Limited (“Road King”), announced on September 21, 2006 that it will be distributing the common shares of Chai-Na-Ta which it holds to its shareholders by way of a special interim dividend.

Road King, through its wholly owned subsidiary Herb King International Limited, currently holds an aggregate of 29,222,662 of Chai-Na-Ta’s common shares, representing 84.22% of the issued share capital of the Company. In its September 21, 2006 press release, Road King has indicated that it will distribute its entire holding of Chai-Na-Ta’s common shares by November 3, 2006 to its shareholders whose names appear on Road King’s register of members on October 13, 2006 on a pro rata basis.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

Chai-Na-Ta Corp.      (the “Company” or “Chai-Na-Ta”)

Unit 100 - 12051 Horseshoe Way

Richmond, BC

V7A 4V4

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

Date of Material Change

September 22, 2006

Item 3.

Press Release

A press release announcing the material change was issued by the Company on September 22, 2006 at Vancouver, British Columbia

Item 4.

Summary of Material Change

The Company advised that its major investor, Road King Infrastructure Limited (“Road King”), announced on September 21, 2006 that it will be distributing the common shares of Chai-Na-Ta which it holds to its shareholders by way of a special interim dividend.

Item 5.

Full Description of Material Change

The Company advised that its major investor, Road King Infrastructure Limited (“Road King”), announced on September 21, 2006 that it will be distributing the common shares of Chai-Na-Ta which it holds to its shareholders by way of a special interim dividend.

Road King, through its wholly owned subsidiary Herb King International Limited, currently holds an aggregate of 29,222,662 of Chai-Na-Ta’s common shares, representing 84.22 % of the issued share capital of the Company. In its September 21, 2006 press release, Road King has indicated that it will distribute its entire holding of Chai-Na-Ta’s common shares by November 3, 2006 to its shareholders whose names appear on Road King’s register of members on October 13, 2006 on a pro rata basis.

Item 6.

 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

Not applicable

Item 8.

Senior Officer

Wilman Wong, Chief Financial Officer and Corporate Secretary of the Company is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

Date of Report

September 22, 2006

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong,

Chief Financial Officer & Corporate Secretary